IMP (R)
ISO 9001 Registered

[GRAPHIC OMITTED]

2830 North First Street
San Jose, CA 95134
Telephone: (408) 432-9100


                                                              January 29, 2003


Via Electronic Submission

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re: IMP, Inc.
             Form S-3 Registration Statement
             SEC File Number:  333-95369

Ladies and Gentlemen:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of IMP, Inc. (the "Company") on Form S-3, File Number 333-95369, together with all exhibits (the "Registration Statement"), be withdrawn. The Registration Statement was initially filed on January 25, 2000.

                  This withdrawal request is made because the Company is no longer obligated to register the resale of the shares covered by the Registration Statement by the selling stockholders referred to therein. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

                  Please forward a copy of the Order Withdrawing Registration Statement to the undersigned via facsimile at (408) 434-1408. Thank you for your assistance.

                                                         Very truly yours,

                                                         (signed)

                                                         Subbarao Pinamaneni
                                                         Chief Executive Officer